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                                                                  EXHIBIT 3.1


                                   AMENDED ARTICLES

                                          OF

                               KARRINGTON HEALTH, INC.

         FIRST:    The name of the corporation shall be Karrington Health, Inc.

         SECOND:   The place in Ohio where the principal office of the
corporation is to be located is in the City of Columbus, County of Franklin.

         THIRD:    The purpose for which the corporation is formed is to engage in any lawful act or activity for which corporations may be formed under Sections 1701.01 to 1701.98 of the Ohio Revised Code.

         FOURTH:   The authorized number of shares of the corporation shall be thirty million (30,000,000), of which twenty-eight million (28,000,000) shares shall be Common Shares, without par value, and two million (2,000,000) shares shall be Preferred Shares, without par value.

         Each outstanding Common Share shall entitle the holder thereof to one vote on each matter properly submitted to the shareholders for their vote, consent, waiver, release or other action. Except as otherwise required by law, the holders of Preferred Shares shall not be entitled to vote. No shareholder of the corporation shall have, as a matter of right, the right to vote cumulatively in the election of directors.

         The directors of the corporation are authorized to adopt amendments to the Amended Articles in respect of any unissued or treasury Preferred Shares and thereby to fix or change, to the full extent now or hereafter permitted by Ohio law: the division of such shares into series and the designation and authorized number of shares of each series; the dividend rate; the dates of payment of dividends and the dates from which they are cumulative; liquidation price; redemption rights and price; sinking fund requirements; conversion rights; restrictions on the issuance of shares of any class or series; and such other rights, preferences and limitations as shall not be inconsistent with this ARTICLE FOURTH.

         FIFTH:    The directors of the corporation shall have the power to
cause the corporation from time to time and at any time to purchase, hold, sell, transfer or otherwise deal with (A) shares of any class or series issued by it,
(B) any security or other obligation of the corporation which may confer upon the holder thereof the right to convert the same into shares of any class or series authorized by the articles of the corporation, and (C) any security or other obligation which may confer upon the holder

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thereof the right to purchase shares of any class or series authorized by the articles of the corporation. The corporation shall have the right to repurchase, if and when any shareholder desires to sell, or on the happening of any event is required to sell, shares of any class or series issued by the corporation. The authority granted in this ARTICLE FIFTH of these Amended Articles shall not limit the plenary authority of the directors to purchase, hold, sell, transfer or otherwise deal with shares of any class or series, securities, or other obligations issued by the corporation or authorized by its articles.

         SIXTH:    No shareholder of the corporation shall have, as a matter of right, the pre-emptive right to purchase or subscribe for shares of any class, now or hereafter authorized, or to purchase or subscribe for securities or other obligations convertible into or exchangeable for such shares or which by warrants or otherwise entitle the holders thereof to subscribe for or purchase any such share.

         SEVENTH: These Amended Articles take the place of and supersede the original Articles of Incorporation of Karrington Health, Inc.


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